Confidential Treatment

Requested by Beazer Homes USA, Inc.

Under 17 C.F.R. 200.83

May 24, 2006

Mr. Rufus Decker

Accounting Branch Chief

Ms. Meagan Caldwell

Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-7010

Dear Mr. Decker and Ms. Caldwell,

We are in receipt of your letter dated April 19, 2006 and our response to said letter follows:

Reportable Segments

The Company has historically reported its homebuilding operations in one reportable segment which has been consistent with the practice within the homebuilding industry.  However, through our conversations with the staff regarding this issue, we now understand that the staff views the application of SFAS 131 to our business differently and, consistent with that application, we will aggregate our homebuilding operating segments into the following four reportable homebuilding segments:  West, Mid-Atlantic, Florida and Southeast, as well as one financial services segment.  The remaining homebuilding operations will be aggregated as “Other homebuilding.”

As defined in SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”, we have 31 homebuilding operating segments operating in 22 states and one financial services segment.  In determining aggregation metrics of these operating segments, we considered economic characteristics including historical and expected future operating performance, employment trends, land acquisition and land constraint issues and municipality behavior as well as the other aggregation criteria in SFAS 131.  In addition, we considered our historical disclosure and discussion of our regional homebuilding operations provided in the Business and MD&A sections of our periodic reports on Forms 10-K and 10-Q and the regional homebuilding information provided to analysts and investors when speaking publicly.  We have historically provided this regional homebuilding information, including revenues, closings, backlog and new orders, because our investors seek this disaggregated information and because we believe it is important in developing an understanding of our business.  As a result, we reviewed potential aggregations by various regions, identifying operating segments that demonstrated similar economic characteristics (see Appendix A[***]) in determining our reportable segments.  The measure of segment profit we will report will be “segment operating income”, as this is the most useful measure of segment performance to investors and other users of our consolidated financial statements and is the principal profit measure reviewed by our chief operating decision maker.

After aggregating certain operating segments into reportable segments in accordance with paragraph 17 of SFAS 131, we considered paragraph 20 of SFAS 131 which states:  “If total of external revenue reported by operating segments constitutes less than 75 percent of total

[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. section 200.83.

consolidated revenue, additional operating segments shall be identified as reportable segments (even if they do not meet the criteria of paragraph 18) until at least 75 percent of total consolidated revenue is included in reportable segments.”

The West, Mid-Atlantic, Florida, Southeast and Financial Services reportable segments constitute more than 75% of consolidated revenues for each of the periods to be presented in the Form 10-K/A referenced below.  These five reportable segments constituted 84%, 82% and 76% of consolidated revenues for fiscal 2005, 2004 and 2003, respectively.  Therefore, we are not required to identify additional reportable segments.   The remaining operating segments will be included in “Other homebuilding” as none of the operating segments meet the criteria for separate reporting under paragraph 18 of SFAS 131.

We will include “Corporate and Unallocated” as a separate component reconciling segment operating income to our consolidated income before income taxes in accordance with paragraph 32b of SFAS 131.  Within “Corporate and Unallocated,” there are numerous corporate costs and shared service functions, which are not allocated to the operating divisions within the reportable segments.  These functions include, but are not limited to, shared information technology, national sourcing and purchasing, treasury, legal, corporate finance, training and marketing.  The cost of these functions are not pushed down to the divisions (users of these functions), as we believe any basis for this allocation would be arbitrary.  Therefore, we will include “Corporate and Unallocated” as a separate component reconciling segment operating income to our consolidated income before income taxes in accordance with paragraph 32b of SFAS 131.

Method of Change

We intend to effect the change in segment reporting in our financial statements, and specifically satisfy the disclosure requirements of paragraphs 25-28 and 33 of SFAS 131, by filing a Form 10-K/A for the fiscal year ended September 30, 2005 and Forms 10-Q/A for the quarters ended December 31, 2005 and March 31, 2006 reflecting the new segment reporting. These amended filings will be filed as soon as practical after transmission of this correspondence.

If you have any questions or comments regarding the foregoing, please contact me at 770-829-3716.

Very truly yours,

BEAZER HOMES USA, INC.

/s/ James O’Leary
James O’Leary
Executive Vice President and
Chief Financial Officer